SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 4, 2025
KT Corporation

By:	/s/ Jaegil Choi
Name: Jaegil Choi
Title: IRO

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Team Leader

KT Corporation 2025 Q2 Earnings Release Conference Call

	1. Date	August 11, 2025 at 15:00 (KST)

	2. Participants	Analysts and Institutional Investors

	3. Purpose	2025 Q2 Earnings Release

	4. Method	Conference Call

	5. Agenda	Earnings results for 2025 Q2, Q&A Session

	6. Date of Determination	August 4, 2025

7. IR Material	Upload Date	August 11, 2025
	Website	http://corp.kt.com

	8. Additional Details Relevant to Investment Consideration	- Relevant materials will be uploaded on KT’s IR website. - The conference call will be webcasted live on the KT Website.